Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

January 18, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Melissa McDonough

        Re:    Global X Funds
            File No. 333-268810
Dear Ms. McDonough:
On December 15, 2022, the Global X Funds (the "Trust" or the "Registrant") filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganizations (each, a “Reorganization” and together, the “Reorganizations”) of the Emerging Markets Fund and the Emerging Markets Great Consumer Fund (each, a "Target Fund" and together, the "Target Funds"), each a series of the Mirae Asset Discovery Funds, into a corresponding, newly-created series of the Trust, the Global X Emerging Markets ETF and the Global X Emerging Markets Great Consumer ETF, respectively (each, an "Acquiring Fund" and together, the "Acquiring Funds"). This letter responds to the oral accounting comments you provided related to the filing on behalf of the staff of the Commission (the “Staff”) on January 4, 2023. Please note that the Trust will file a pre-effective amendment to the Registration Statement on Form N-14 that will incorporate the responses to the Staff’s comments noted below.

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1. Comment: With respect to the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS”, please update the response to the question “WILL ANY FUND PAY FEES ASSOCIATED WITH THE REORGANIZATIONS?” to quantify the impact of the

U.S. Securities and Exchange Commission
Attention: Melissa McDonough
January 18, 2023

repositioning in basis points. In addition, please revise the disclosure to discuss the tax effects of the repositioning in terms of dollar value and on a per share basis. Moreover, please update the Proxy Statement/Prospectus to include the discussion regarding the anticipated portfolio repositioning costs.
Response: The Registrant has revised the response in the section of the Registration Statement titled “COMMON QUESTIONS ABOUT THE PROPOSED REORGANIZATIONS - WILL ANY FUND PAY FEES ASSOCIATED WITH THE REORGANIZATIONS?” as shown below:
No. GXMC has agreed to pay all costs associated with the Reorganizations, except for any related portfolio transaction costs. The portfolio transaction costs discussed below will be borne directly by the respective Target Fund/Acquiring Fund and therefore, indirectly by Target Fund/Acquiring Fund shareholders. There may be certain foreign markets where the transfer of the respective Target Fund’s portfolio holdings to the corresponding Acquiring Fund, as a result of the Reorganization, is not permissible. In such instances, the Target Fund may need to dispose of such securities in advance of the Reorganizations, which will result in the recognition of gain or loss to the Target Fund. As of October 31, 2022, it is anticipated that approximately 40% of the Emerging Markets Great Consumer Fund’s portfolio and approximately 40% of the Emerging Markets Fund’s portfolio will be transitioned before the consummation of the respective Reorganizations. Such repositioning will result in transaction costs of approximately $65,000, or 0.21% of assets, for the Emerging Markets Fund and approximately $900,000, or 0.18% of assets, for the Emerging Markets Great Consumer Fund, which will be borne, respectively, by each Target Fund’s shareholders. The transaction costs anticipated in connection with the repurchase of such portfolio securities by the respective Acquiring Funds will be approximately $35,000, or 0.11% of assets, for the Global X Emerging Markets ETF and approximately $600,000, or 0.12% of assets, for the Global X Emerging Markets Great Consumer ETF. Such costs will be borne by the respective Acquiring Fund shareholders. If a Target Fund shareholder becomes an Acquiring Fund shareholder as a result of the Reorganization it will bear the portfolio transaction costs of both the Target Fund and its respective Acquiring Fund.

The portfolio repositioning to effect the Reorganizations may result in the Target Funds and the Acquiring Funds investing in cash on a temporary basis pending purchase and settlement of investments made pursuant to the Acquiring Funds’ respective principal investment strategies. Uninvested cash may negatively impact the performance of the Target Funds and the Acquiring Funds.

As of the date of this Proxy Statement/Prospectus, it is not anticipated that dispositions of portfolio holdings by the Target Fund will result in the recognition of material amounts of capital gains by Target Fund shareholders because portfolio holdings that may need to be sold are in a net unrealized depreciated position. The amount of any capital gain or loss that ultimately might be realized because of dispositions of portfolio holdings of the Target Fund will depend on the net unrealized appreciation or depreciation of such holdings at the time such holdings are sold.

In addition, the Registrant has updated the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Federal Income Tax Consequences – Dispositions of Portfolio Holdings by Target Fund.” as shown below:

Dispositions of Portfolio Holdings by Target Fund. There may be certain foreign markets where the transfer of the respective Target Fund’s portfolio holdings to the corresponding Acquiring Fund, as a result of the Reorganization, is not permissible. In such instances, the Target Fund may need to dispose of such securities in advance of the Reorganizations, which will result in the recognition of gain or loss to the Target Fund. As of October 31, 2022, it is anticipated that approximately 40% of the Emerging Markets Great Consumer Fund’s portfolio and approximately 40% of the Emerging Markets Fund’s portfolio will be transitioned before

U.S. Securities and Exchange Commission
Attention: Melissa McDonough
January 18, 2023

the consummation of the respective Reorganizations. Such repositioning will result in transaction costs of approximately $65,000, or 0.21% of assets, for the Emerging Markets Fund and approximately $900,000, or 0.18% of assets, for the Emerging Markets Great Consumer Fund, which will be borne, respectively, by each Target Fund’s shareholders. The transaction costs anticipated in connection with the repurchase of such portfolio securities by the respective Acquiring Funds will be approximately $35,000, or 0.11% of assets, for the Global X Emerging Markets ETF and approximately $600,000, or 0.12% of assets, for the Global X Emerging Markets Great Consumer ETF. Such costs will be borne by the respective Acquiring Fund shareholders.

2. Comment: With respect to the section of the Proxy Statement/Prospectus titled “Incorporation by Reference” please incorporate the semi-annual report for the period ended October 31, 2022 in light of Item 3-18 of Regulation S-X.

Response: The Registrant has updated the section of the Proxy Statement/Prospectus titled “Incorporation by Reference” to include the Target Funds’ semi-annual reports for the period ended October 31, 2022 as shown below:

• The Target Funds’ semi-annual reports for the period ended October 31, 2022 (Accession No. 0001104659-23-000389), which are incorporated by reference and considered a part of this Proxy Statement/Prospectus.

3. Comment: With respect to the section of the Proxy Statement/Prospectus titled “PROPOSAL 1: APPROVAL OF THE REORGANIZATION OF THE EMERGING MARKETS FUND INTO THE GLOBAL X EMERGING MARKETS ETF, A NEWLY CREATED SERIES OF GLOBAL X FUNDS – TABLE OF SHAREHOLDER FEES”, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented represent current fees in accordance with Item 3 of Form N-14.

4. Comment: With respect to the footnote included in the annual fund operating expenses table in the section of the Proxy Statement/Prospectus titled “PROPOSAL 1: APPROVAL OF THE REORGANIZATION OF THE EMERGING MARKETS FUND INTO THE GLOBAL X EMERGING MARKETS ETF, A NEWLY CREATED SERIES OF GLOBAL X FUNDS – TABLE OF SHAREHOLDER FEES”, please confirm in correspondence that any waived amounts subject to recapture will not be carried over to the Acquiring Fund.

Response: The Registrant confirms that any amounts waived pursuant to the Target Fund’s contractual waiver agreement currently in place will not carry over to the Acquiring Fund and therefore will not be subject to recapture.

5. Comment: With respect to the section of the Proxy Statement/Prospectus titled “PROPOSAL 2: APPROVAL OF THE REORGANIZATION OF THE EMERGING MARKETS GREAT CONSUMER FUND INTO THE GLOBAL X EMERGING MARKETS GREAT CONSUMER ETF, A NEWLY CREATED SERIES OF GLOBAL X FUNDS – TABLE OF SHAREHOLDER FEES”, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented represent current fees in accordance with Item 3 of Form N-14.

U.S. Securities and Exchange Commission
Attention: Melissa McDonough
January 18, 2023

6. Comment: With respect to the footnote included in the annual fund operating expenses table in the section of the Proxy Statement/Prospectus titled “PROPOSAL 2: APPROVAL OF THE REORGANIZATION OF THE EMERGING MARKETS GREAT CONSUMER FUND INTO THE GLOBAL X EMERGING MARKETS GREAT CONSUMER ETF, A NEWLY CREATED SERIES OF GLOBAL X FUNDS – TABLE OF SHAREHOLDER FEES”, please confirm in correspondence that any waived amounts subject to recapture will not be carried over to the Acquiring Fund.

Response: The Registrant confirms that any amounts waived pursuant to the Target Fund’s contractual waiver agreement currently in place will not carry over to the Acquiring Fund and therefore will not be subject to recapture.

7. Comment: With respect to the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Reasons for the Proposed Reorganizations and Board Considerations – Expenses Relating to Reorganization.”, please disclose the anticipated expenses related to the repositioning as well as potential brokerage fees anticipated to be incurred in connection with the proposed Reorganizations.

Response: The Registrant has updated the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Reasons for the Proposed Reorganizations and Board Considerations – Expenses Relating to Reorganization.” as shown below:

Expenses Relating to Reorganization. The Mirae Asset Board considered that the Target Funds’ shareholders will not incur any direct expenses in connection with the Reorganizations. All direct expenses relating to each proposed Reorganization, which are estimated to be approximately $200,000 - $500,000, whether or not consummated, will be borne by GXMC, including expenses related to the solicitation of proxies, preparing and filing the Proxy Statement/Prospectus, and the cost of copying, printing, and mailing proxy materials. The Mirae Asset Board considered that the Target Funds’ would bear certain portfolio transaction costs in connection with the transfer of each Target Fund’s portfolio holdings to the corresponding Acquiring Fund. Based on the information available as of October 31, 2022, including information regarding each Target Fund’s portfolio holdings in certain foreign countries that do not permit in-kind transfers of securities, it is anticipated that approximately 40% of the Emerging Markets Great Consumer Fund’s portfolio and approximately 40% of the Emerging Markets Fund’s portfolio will be transitioned before the consummation of the respective Reorganizations. Such repositioning will result in transaction costs of approximately $65,000, or 0.21% of assets, for the Emerging Markets Fund and approximately $900,000, or 0.18% of assets, for the Emerging Markets Great Consumer Fund, which will be borne, respectively, by each Target Fund’s shareholders. The transaction costs anticipated in connection with the repurchase of such portfolio securities by the respective Acquiring Funds will be approximately $35,000, of 0.11% of assets, for the Global X Emerging Markets ETF and approximately $600,000, or 0.12% of assets, for the Global X Emerging Markets Great Consumer ETF. The actual brokerage and other transaction costs will vary depending upon market conditions, shareholder activity, each Target Fund’s portfolio holdings, and the specific securities transferred to each Acquiring Fund.

8. Comment: With respect to the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Federal Income Tax Consequences– General Limitations on Capital Losses.”, please include the available capital loss carryforward amount for each Target Fund, if applicable, and the ability to carry forward the losses indefinitely as of the most practicable date or at least as of the most recent fiscal year end.

U.S. Securities and Exchange Commission
Attention: Melissa McDonough
January 18, 2023

Response: The Registrant has updated the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Federal Income Tax Consequences – General Limitations on Capital Losses.” as follows in response to the Staff’s comment:

As of October 31, 2022, the Emerging Markets Fund had capital loss carryforwards of $1,300,950 and the Emerging Markets Great Consumer Fund had capital loss carryforwards of $140,841,385.

In addition, the Registrant notes that the current disclosure states that “[T]hus, the Reorganization is not expected to result in any limitation on the use by an Acquiring Fund of the Target Fund’s capital loss carryovers, if any.”

9. Comment: With respect to the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Capitalization”, please confirm in correspondence that there have been no material changes since the most recent balance sheet date that should be reflected in the table or if there have been material changes, please update the table to provide the information as of a date within 30 days of the filing.

Response: The Registrant has updated the table in the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Capitalization as of December 31, 2022 (unless otherwise noted) and as shown below:

	Target Fund - Emerging Markets Fund*			Global X Emerging Markets ETF(1)	Adjustments(2)	Global X Emerging Markets ETF (pro forma)
	Class A	Class C	Class I
Net Assets	$1,078,245	$1,477,335	$23,852,996	—	$100,000	$26,308,576(3)
Net Asset Value Per Share	$9.81	$8.78	$10.10	—	$25.00	$25.00
Shares Outstanding	109,938	168,349	2,360,737	—	1,052,343	1,052,343

	Target Fund - Emerging Markets Great Consumer Fund*			Global X Emerging Markets Great Consumer ETF(1)	Adjustments(2)	Global X Emerging Markets Great Consumer ETF (pro forma)
	Class A	Class C	Class I
Net Assets	$21,610,644	$9,010,871	$421,507,308	—	$1,500,000	$452,128,82 (3)
Net Asset Value Per Share	$11.80	$10.66	$12.17	—	$25.00	$25.00
Shares Outstanding	1,831,711	845,189	34,648,520	—	18,085,153	18,085,153
* As of December 31, 2022, the total net assets of the Emerging Markets Fund were $26,408,576 and the total net assets of the Emerging Markets Great Consumer Fund were $452,128,823.
(1) The Acquiring Fund is a shell fund without any shares outstanding and, therefore, no estimated capitalization is available.
(2) “Adjustments” reflect the expenses in connection with the Reorganizations and the issuance of shares of the Acquiring Funds to shareholders of the Target Funds. In addition, adjustments are based on portfolio holdings data as of October 31, 2022.
(3) Since shares of the Acquiring Fund are not issued in fractional shares and, as a result, cash will be paid to shareholders in connection with the applicable Reorganization in lieu of fractional shares, the net assets of the Acquiring Fund upon consummation of the Reorganization may be less than the net assets of the corresponding Target Fund.

U.S. Securities and Exchange Commission
Attention: Melissa McDonough
January 18, 2023

10. Comment: With respect to the section of the Proxy Statement/Prospectus titled “INFORMATION ABOUT THE PROPOSED REORGANIZATIONS – Capitalization”, please show the total assets of each of the Target Funds in the table or a footnote thereto.

Response: Please see the updated table shown in response to comment #9 above.

11. Comment: With respect to the Statement of Additional Information, please provide the supplemental financial information as required by Regulation S-X Rule 6-11(d), if applicable. If Regulation S-X Rule 6-11(d) is inapplicable, please include a statement that there are no differences in accounting policies.

Response: Rule 6-11(d) of Regulation S-X requires supplemental information relating to the acquisition of an investment company consisting of the following:

i.A table showing the current fees for the registrant and the acquired fund and pro forma fees, if different, for the registrant after giving effect to the acquisition using the format prescribed in the appropriate registration statement under the Investment Company Act;
ii.If the transaction will result in a material change in the acquired fund’s investment portfolio due to investment restrictions, a schedule of investments of the acquired fund modified to reflect such change and accompanied by narrative disclosure describing the change; and
iii.Narrative disclosure about material differences in accounting policies of the acquired fund when compared to the registrant.

The Registrant confirms that the supplemental financial information required by Rule 6-11(d)(i) (pro forma fee table) is included on pages 3 and 19 of the Prospectus/Proxy Statement. The Registrant confirms supplementally that there will be no material change in the Target Fund’s investment portfolio due to investment restrictions, and as a consequence, no pro forma schedule of investments is required. Finally, the Registrant confirms supplementally that there will be no material differences in the accounting policies of the Target Fund when compared to the Registrant.

The Registrant notes that Rule 404(c) of Regulation C under the Securities Act of 1933, indicates that a “negative answer” to a line-item disclosure requirement may be omitted. Because there are no material differences in accounting policies of the Target Funds when compared to the Registrant, any response to Rule 6-11(d)(iii) would necessarily be a negative answer, that pursuant to Rule 404(c), may be omitted. (Cf. Rule 495(c) (also noting that negative answers may be omitted from Form N-1A.)) As a consequence, and consistent with the plain English requirements of Rule 421(b)(1), the Registrant respectfully submits that this disclosure is not required by the rules under the Securities Act of 1933, and respectfully declines to include the requested statement for the reasons discussed.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.
                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.